Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Team Financial, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-74424) on Form S-8 of Team Financial, Inc. of our report dated June 24, 2005 with respect to the statements of net assets available for plan benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years ended December 31, 2004, 2003, and 2002, and the related supplemental schedules, schedule of assets held for investment purposes (held at end of year) as of December 31, 2004 and schedule of reportable transactions for the year ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Employees’ Stock Ownership Plan.

/s/ KPMG LLP

Kansas City, Missouri
June 29, 2005